Issuer Free Writing Prospectus dated March 5, 2010

Filed Pursuant to Rule 433

Registration No. 333-147118

(Relating to Preliminary Prospectus Supplement dated March 4, 2010)

We have filed a registration statement (including a prospectus) and a preliminary prospectus supplement with the Securities and Exchange Commission, or SEC, for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents we have filed with the SEC for more complete information about us and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, we or the underwriter for this offering will arrange to send you the prospectus if you request it from Jefferies & Company, Inc., Attention: Syndicate Prospectus Department, 520 Madison Avenue, New York, NY, 10022 or toll free at (888) 449-2342. You may also access the preliminary prospectus supplement by clicking on the following link: http://www.sec.gov/Archives/edgar/data/914475/000119312510047893/d424b5.htm. The following information supplements and updates the information contained in the prospectus in the registration statement and the preliminary prospectus supplement.

Issuer	Neurocrine Biosciences, Inc. (NASDAQ: NBIX)

Common stock offered by Neurocrine	9,100,000 shares of common stock. In addition, we have granted the underwriter an option for a period of 30 days to purchase up to an additional 1,365,000 shares of common stock to cover over allotments. Except as otherwise indicated, all information in this issuer free writing prospectus assumes no exercise by the underwriter of its over allotment option.

Upon completion of this offering, we will have 53,161,902 shares of common stock outstanding based on the actual number of shares of common stock outstanding as of February 1, 2010, which was 44,061,902, and excludes:

•	2,808,197 shares of common stock reserved for issuance upon the exercise of options outstanding as of February 1, 2010, at a weighted average exercise price of $21.50 per share;

•	610,136 shares of common stock reserved for the vesting of restricted stock units outstanding as of February 1, 2010;

•	3,940 shares of common stock reserved for issuance upon the exercise of warrants outstanding as of February 1, 2010, at an exercise price of $52.05 per share; and

•	2,154,554 shares of common stock reserved for future issuance under our stock incentive programs as of February 1, 2010.

Public offering price	$2.20 per share.

Net proceeds to Neurocrine	We estimate that the net proceeds from the sale of the 9,100,000 shares of common stock that we are offering will be approximately $18.5 million, or approximately $21.3 million if the underwriter exercises in full its option to purchase 1,365,000 additional shares of common stock, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Pricing date	March 5, 2010.

Closing date	March 10, 2010.

Dilution	Our net tangible book value as of December 31, 2009 was approximately $4.0 million, or $0.09 per share. After giving effect to the sale of 9,100,000 shares of our common stock in this offering at the public offering price of $2.20 per share and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, our as adjusted net tangible book value as of December 31, 2009 would have been approximately $22.4 million, or $0.42 per share. This represents an immediate increase in net tangible book value of $0.33 per share to existing stockholders and immediate dilution in net tangible book value of $1.78 per share to investors purchasing our common stock in this offering at the public offering price.

If the underwriter exercises in full its option to purchase 1,365,000 additional shares of common stock at the public offering price of $2.20 per share, the as adjusted net tangible book value after this offering would be $0.46 per share, representing an increase in net tangible book value of $0.37 per share to existing stockholders and immediate dilution in net tangible book value of $1.74 per share to investors purchasing our common stock in this offering at the public offering price.

The above discussion is based on 43,991,565 shares outstanding as of December 31, 2009, and excludes:

•	2,808,354 shares of common stock reserved for issuance upon the exercise of options outstanding as of December 31, 2009, at a weighted average exercise price of $21.50 per share;

•	680,873 shares of common stock reserved for the vesting of restricted stock units outstanding as of December 31, 2009;

•	3,940 shares of common stock reserved for issuance upon the exercise of warrants outstanding as of December 31, 2009, at an exercise price of $52.05 per share; and

•	2,154,154 shares of common stock reserved for future issuance under our stock incentive programs as of December 31, 2009.

Sole book-running manager	Jefferies & Company